Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED NOVEMBER 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

February 27, 2024

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc. for the year ended November 30, 2023, should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended November 30, 2023, and its annual information form (the "AIF"), copies of which are available under its profile at www.sedarplus.ca.

References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires. Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "R$" are to Brazilian Reals.

The Company's audited consolidated financial statements for the year ended November 30, 2023 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). Unless otherwise stated, all information contained in this MD&A is as of February 27, 2024.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as respectively defined under applicable Canadian and United States securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) capital requirements and ability to obtain requisite financing; (iii) expectations respecting the receipt of necessary licences and permits, including obtaining extensions thereof; and (iv) the Company's strategy and future business plans. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) commodities prices; (iii) the ability of the Company to identify and execute on value enhancement opportunities such as joint ventures, option agreements and other divestitures; (iv) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral property options; (v) the timing and ability to obtain requisite operational, environmental and other licences, permits and approvals, including extensions thereof; and (vi) the value of publicly traded securities held by the Company. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) the Company's limited operating history; (ii) general economic and market conditions; (iii) the Company may not being able to obtain necessary financing on acceptable terms or at all; (iv) any inability to identify or complete value enhancing transactions on acceptable terms or at all; (v) the Company losing or abandoning its property interests; (vi) the Company's properties being in the exploration stage and without known bodies of commercial ore; (vii) the Company being able to obtain or maintain all necessary permits, licences and approvals; (viii) environmental laws and regulations becoming more onerous; (ix) potential defects in title to the Company's properties; (x) fluctuating exchange rates; (xi) fluctuating commodities prices; (xii) operating hazards and other risks of the mining and exploration industry; (xiii) competition; potential inability to find suitable acquisition opportunities and/or complete the same; (xiv) fluctuations in the market price of publicly traded securities held by the Company; and (xv) other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the AIF.

These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Business Overview

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

GoldMining's principal projects are currently its La Mina Gold Project and Titiribi Gold-Copper Project, located in the Department of Antioquia, Colombia, São Jorge Gold Project, located in the State of Pará, Brazil and the Whistler Gold-Copper Project, located in Alaska, United States, held through its holdings of U.S. GoldMining Inc. ("U.S. GoldMining").

In April 2023, U.S. GoldMining completed its initial public offering (the "U.S. GoldMining IPO") and listing on the NASDAQ Capital Market. The Company currently holds approximately 80% of the outstanding USGO Shares (as hereinafter defined). The Company also holds approximately 29% of the outstanding NevGold Shares (as hereinafter defined). See "Recent Developments".

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR".

The head office and principal address of the Company is Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Canada.

Company Strategy

The Company's long-term growth strategy of acquiring and developing gold assets in the Americas is premised on a disciplined execution strategy of advancing the existing portfolio including pursuing partnerships and joint ventures, while also continuing to evaluate accretive acquisition opportunities and potential spin-outs and property divestiture opportunities.

Recent Developments

Advancement of the Whistler Gold-Copper Project

On February 28, 2022, the Company announced that its board of directors had approved a strategy to advance the Whistler Project, as a separate company. As a result of such initiative, on April 24, 2023, the Company announced that U.S. GoldMining, the Company's subsidiary that holds the Whistler Project, completed the U.S. GoldMining IPO.

Pursuant to the U.S. GoldMining IPO, 2,000,000 units were issued by U.S. GoldMining (the "Units") at a price of US$10.00 per Unit, with each Unit consisting of one share of common stock (a "U.S. GoldMining Share") and one warrant, exercisable into a U.S. GoldMining Share at a price of US$13.00 per share for a period of three years from closing. The gross proceeds to U.S. GoldMining from the U.S. GoldMining IPO were $27.1 million (US$20.0 million).

The Company acquired 122,490 Units in the IPO for total consideration of $1.7 million (US$1.2 million). On completion of the IPO, the Company held 9,622,491 U.S. GoldMining Shares, or approximately 79.3% of the outstanding U.S. GoldMining Shares and 122,490 warrants. During the year ended November 30, 2023, GoldMining, acquired a further 255,770 U.S. GoldMining Shares for $3.4 million including transaction costs, through open market purchases through the facilities of NASDAQ. As previously disclosed, on completion of the IPO, GoldMining was repaid US$1.7 million that was previously advanced to U.S. GoldMining.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

As at November 30, 2023, GoldMining held 9,878,261 U.S. GoldMining Shares, or approximately 79.7% of the outstanding U.S. GoldMining Shares and 122,490 warrants, reflecting a fair value of $102.9 million (US$75.9 million) based upon the closing prices of such securities on November 30, 2023. U.S. GoldMining is consolidated by the Company as it is majority owned and controlled having common management and a common director. As a result, U.S. GoldMining's earnings and losses are included in the Company's consolidated statements of comprehensive loss, with net loss and comprehensive loss attributable to non-controlling shareholders of U.S. GoldMining being separately disclosed as Non-Controlling Interests ("NCI"). The NCI in U.S. GoldMining's net assets is reflected in the consolidated statements of financial position and the consolidated statements of changes in equity. As of and for the year ended November 30, 2023, the NCI in the Company's consolidated financial statements relates solely to U.S. GoldMining.

Option of Almaden Project and Strategic Investments in NevGold Corp.

On July 4, 2022, the Company entered into an option agreement (the "NevGold Option Agreement") with NevGold and its subsidiary, pursuant to which the Company's subsidiary granted NevGold's subsidiary an option to acquire 100% of the Almaden Project in consideration for 4,444,444 common shares of NevGold ("NevGold Shares").

In connection with the transaction, GoldMining agreed to, subject to certain conditions, purchase additional NevGold equity in an amount to the lesser of $1.25 million and 40% of the total gross proceeds raised by NevGold in certain qualifying financings announced prior to November 30, 2022. In connection therewith, on December 5, 2022, GoldMining acquired 2,976,000 units ("Units") of NevGold at a price of $0.42 per Unit in a brokered private placement, for a total purchase price of $1.25 million. Each Unit, consisted of one NevGold Share and one-half of one warrant (each whole warrant, a "Warrant") of NevGold. Each Warrant entitles the holder to purchase one NevGold Share at an exercise price of $0.60 until December 5, 2024.

On January 1, 2023, the Company's subsidiary received 3,658,536 NevGold Shares in satisfaction of a $1.5 million option payment under the NevGold Option Agreement. On July 13, 2023, the Company's subsidiary received 4,109,589 NevGold Shares in satisfaction of a $1.5 million option payment under the NevGold Option Agreement. On January 18, 2024, the Company's subsidiary received 10,000,000 NevGold Shares in satisfaction of a $3.0 million option payment under the NevGold Option Agreement. As a result, the Company has completed the sale of the Almaden Project, which was renamed Nutmeg Mountain by NevGold, to a subsidiary of NevGold. Following this transaction, the Company is currently the largest shareholder of NevGold and beneficially owns and has control and direction over 26,670,250 NevGold Shares, representing approximately 29.4% of the outstanding NevGold Shares as of January 18, 2024, and 1,488,100 Warrants of NevGold, Additional success-based contingent payments totalling up to $7.5 million remain under the NevGold Option Agreement. Please refer to the AIF for additional information.

Repayment of Margin Loan Facility

On October 28, 2021, as amended on July 27, 2022, October 27, 2022, May 25, 2023 and June 21, 2023, the Company established a margin loan facility (the "Facility") for $13.4 million (US$10 million). The Facility: (i) was subject to an interest rate of 3-month USD Adjusted Term Secured Overnight Finance Rate ("SOFR") plus 5.65% per annum, with the unutilized portion of the Facility subject to a standby fee of 3.00% per annum; and (ii) matured on the earlier of October 27, 2023 or an earlier repayment date in accordance with its terms.

In February 2023 and May 2023, the Company and the lender modified the Facility, pursuant to which the Company made partial repayments of the Facility in amounts totaling $5.5 million (US$4.0 million). In June 2023, the Facility was further amended and the Company repaid $1.5 million (US$1.2 million) without incurring early repayment fees and made a further $1.5 million (US$1.2 million) repayment on July 28, 2023 and the Facility maturity date was revised to August 30, 2023, and a final payment of $1.6 million (US$1.2 million) was made on August 29, 2023.

As of November 30, 2023, the Facility had been fully repaid, the outstanding principal is $nil and there are no remaining obligations.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

At-the-Market Equity Program

On December 30, 2022, the Company announced an updated at-the-market equity distribution program (the "ATM Program"). The ATM Program allowed the Company to distribute up to US$50.0 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). Sales of ATM Shares through the ATM Program were made pursuant to an equity distribution agreement dated December 30, 2022 with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities, Laurentian Bank Securities Inc. and Roth Capital Partners, LLC (collectively, the "Agents"). The ATM Shares sold under the ATM Program were sold at the prevailing market price on the TSX or the NYSE American, as applicable, at the time of sale. Unless earlier terminated by the Company or the agents as permitted therein, the ATM Program was to terminate upon the earlier of: (i) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50.0 million (or the equivalent in Canadian dollars); or (ii) November 27, 2023.

On November 24, 2023, the Company entered into a new ATM Program which replaced the previous ATM program which was set to expire on November 27, 2023 in accordance with its terms. Pursuant to the new ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the new ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated November 24, 2023 (the "2023 Distribution Agreement"). Unless earlier terminated by the Company or the agents as permitted therein, the new ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 31, 2024.

During the three months ended November 30, 2023, the Company issued a total of 4,681,217 ATM Shares under the ATM Program for gross proceeds of $5.1 million. Aggregate gross proceeds raised over the three months ended November 30, 2023, were approximately $4.6 million on the TSX (net proceeds $4.5 million) and US$0.3 million on the NYSE American (net proceeds US$0.3 million), and the Agents were paid aggregate commissions on such sales of approximately $0.1 million and US$0.01 million, representing 2.50% of the gross proceeds of the ATM Shares sold.

During the year ended November 30, 2023, the Company issued a total of 16,950,153 ATM Shares under the ATM Program for gross proceeds of $22.8 million. Aggregate gross proceeds raised over the year ended November 30, 2023, were approximately $9.3 million on the TSX (net proceeds $9.0 million) and US$10.1 million on the NYSE American (net proceeds US$9.8 million), and the Agents were paid aggregate commissions on such sales of approximately $0.23 million and US$0.25 million, representing 2.50% of the gross proceeds of the ATM Shares sold.

Subsequent to November 30, 2023, the Company had sales of 579,918 ATM Shares under the ATM Program for gross proceeds of approximately $0.8 million. Aggregate gross proceeds raised were approximately $0.5 million on the TSX (representing net proceeds of $0.2 million) and US$0.2 million on the NYSE American (representing net proceeds of US$0.2 million), and the Agents were paid aggregate commissions on such sales of approximately $0.01 million and US$0.01 million.

Update on Material Properties

The Company is currently in the process of identifying and planning additional work relating to its projects with the goal of directing resources to enhance value at prioritized projects (the "Strategic Review Process"). To date, pursuant to this Strategic Review Process, the Company has identified additional studies and reports to be completed at certain of its properties as detailed below. Such work may include undertaking additional studies, economic assessments and exploration and development work.

The Company currently plans to continue to maintain each of its existing projects in good standing.

La Mina Gold-Copper Project

During the year ended November 30, 2023, the Company incurred $0.5 million of expenditures on the La Mina Gold-Copper Project, which included expenditures for camp maintenance, consulting fees to vendors that provided geological and technical services including work on an updated Mineral Resource Estimate, work on an updated Preliminary Economic Assessment ("PEA"), payroll and personnel expenses and surface rights lease payments.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

On January 23, 2023, the Company announced an updated Mineral Resource Estimate subsequent to additional drilling on the La Garrucha concession at the La Mina Project. The estimate included a maiden resource estimate on the La Garrucha deposit which incorporates drilling completed by the Company in 2022.

In connection with the updated Mineral Resource Estimate, on February 27, 2023, the Company filed a technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia" dated effective December 20, 2022.

On the strength of the updated Mineral Resource Estimate, the Company announced the results of an updated PEA on the La Mina Project located in Antioquia, Colombia that incorporates the recently discovered La Garrucha deposit into the mine plan, which was the subject of a maiden mineral resource estimate announced on January 23, 2023.

In connection with the updated PEA, on September 7, 2023, the Company filed a technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia" dated effective July 24, 2023. For further information regarding the La Mina Project, please refer to such technical report, a copy of which is available under the Company's profile at www.sedarplus.ca.

São Jorge Gold Project

During the year ended November 30, 2023, the Company incurred $0.4 million of expenditures on the São Jorge Project. These expenditures included land access fees, consulting fees to vendors that provided geological and technical services and expenditures for camp maintenance costs.

A review of the geological and resource models for the deposit continues to integrate new information obtained from the core sampling program that was completed in 2022 as well as some localized and active soil sampling programs. This new information will assist in better constraining the geological and resource model for the deposit and help identify additional exploration targets. The Company has completed a program with third party consultants to compile and interpret an existing database of geophysical surveys and data completed by previous operators. The geophysical targets selected from this review, and supported by geochemical soil anomalies for Au-Cu-Mo were presented in a news release from the Company on November 29, 2023.

The Company is currently evaluating a potential exploration program in 2024 to investigate numerous targets identified with geophysical and soil gold anomalies distributed throughout the property focusing within a five-kilometre radius of the existing São Jorge deposit. The Company has not finalized any exploration plans as of the date hereof.

On October 30, 2023 the Final Exploration Report for the license no.850.058/2002 was approved by the Brazilian National Mining Agency (the "ANM") and the Company has acquired the right to apply for a Mining Concession. To complete the application the Company is required to prepare and file a PAE (Economic Assessment Plan) and initiate the environmental base line studies to apply for the Preliminary Environmental License. The Company notes that such an assessment plan does not constitute a preliminary economic assessment within the meaning of NI 43-101 and no production decision with respect to the project has been made to date.

As previously disclosed by the Company, with respect to the four exploration licenses represented by administrative proceedings Nos. 850.193/2017 to 850.196/2017 held by the Company, for which the first 3-year term has expired, the Company has submitted preliminary exploration reports and license renewal applications for an additional 3-year term to the ANM. There is no assurance that such studies or reports will be accepted or that such renewal applications will be approved by the ANM.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Whistler Gold-Copper Project

During the year ended November 30, 2023, U.S. GoldMining incurred expenditures of $6.8 million on the Whistler gold-copper project (the "Whistler Project") which included consulting fees to vendors for geological and environmental work, permitting, regulatory and community stakeholder engagements and other technical services, and camp restoration and maintenance costs.

After completing the U.S. GoldMining IPO, U.S. GoldMining disclosed that it intended to pursue planned exploration activities including core drilling and other exploration and related activities at the Whistler Project. Permits were received on September 22, 2022, and amended to incorporate additional activities on July 7, 2023. Summer 2023 exploration season activities started with renovation of the Whistler camp during June to July 2023, in preparation for the drilling program.

U.S. GoldMining's initially planned exploration programs over the 2023 and 2024 field seasons consisted of up to 10,000-meters of core drilling, which is reduced from the initial target of 15,000 meters drilling, in order to allow U.S. GoldMining to determine actual costs of drilling while it re-established field operations. Additional surface exploration may include soil geochemical sampling and geophysical surveying, geological data processing and interpretation, and collection of mine planning and mineral processing information including metallurgical, geotechnical and hydrogeological data. Environmental baseline data collection, as well as archaeological and heritage land use studies were initiated in 2023, with on-ground archaeological surveys expected to be initiated in 2024. U.S. GoldMining has also engaged in stakeholder consultation with respect to both the present and ongoing exploration activity and the potential future mine development of the Whistler Project.

On August 21, 2023, U.S. GoldMining announced the commencement of the 2023 Phase 1 Drilling Program (the "2023 Program") at its 100% owned Whistler gold-copper project. Phase 1 of the 2023 Program comprised up to an initial 5,000 meters of the budgeted and fully funded 10,000-meter drilling program. Four confirmatory drill holes were completed for a total of 2,234 meters at the Whistler Project from mid-August to mid-November, at which time the 2023 Program was paused for a winter break.

On January 16, 2024, U.S. GoldMining announced initial results from the 2023 Program, which confirmed the continuity of the near-surface high-grade core at the Whistler deposit and included the best drill intercept of continuous mineralization at the Whistler Project to date. U.S. GoldMining plans to re-commence the remainder of an approximate 10,000 meter drilling program at the Whistler Project at the start of the 2024 field season. Please refer to the Company's news release dated January 16, 2024 for further information.

Titiribi Gold-Copper Project

During the year ended November 30, 2023, the Company incurred $0.2 million of expenditures on the Titiribi gold-copper project (the "Titiribi Project"), which included expenditures for camp maintenance costs, payroll and personnel expenses, surface rights lease payments as well as initiating a geotechnical study to better determine the physical characteristics of rock and soil at the Titiribi Project. The Company maintains the Titiribi Project in good standing. The Company had initially proposed a work program which included a drill program to be completed in 2022, however, the program has received approval for deferral from Antioquia's Secretary of Mines. A deferral of this program was submitted as a result of restrictions due to the COVID-19 pandemic, as well as recent proceedings of the local municipality, described in further detail below, which was granted and extends to April 2024. With the granting of the deferral, the Company has re-evaluated the initially planned work program to now include a geotechnical study to better determine the physical characteristics of rock and soil at the Titiribi Project. In January 2024, the Company submitted details of a work program in compliance with the program that was deferred from 2022.

In August 2021, the Municipal Council of Titiribi issued a Territorial Ordinance Scheme which prohibits mining and mineral exploitation activities in the municipality. Similar actions have been made by the Municipal Council of Titiribi in the past, which were successfully challenged in 2017 and 2018. At present, the Territorial Ordinance Scheme is not impacting the Company's present activities and status to maintain the Titiribi Project as the situation in the Municipality of Titiribi, Colombia, continues to evolve. The Company plans to challenge the decision of the municipality through appropriate proceedings on the same basis as the prior successful challenges at such a time when it is reasonably expected that the Territorial Ordinance Scheme would be likely to prevent the Company from advancing the Titiribi Project along planned levels. No proceedings have been commenced at this time.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Other Properties

●

Yellowknife Project – the Company indirectly holds a 100% interest in the Yellowknife Project located in the Northwest Territories, Canada.  On June 9, 2021, the Company filed an amended and restated technical report for the Yellowknife Project entitled "Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada" with an effective date of March 1, 2019 (amended June 9, 2021). A copy of such report is available under the Company's profile at www.sedarplus.com. While the Company had announced the initiation of a PEA on September 23, 2021, the Company has not defined a completion date as it is focusing on other priority projects. The Company owns an extensive repository of technical data on the Yellowknife Project and will continue to evaluate prospective targets to identify and prioritize exploration opportunities. On October 5, 2023, the Company received a two year extension of its 'Land Use Permit MV2018C0021 – Mineral Exploration – Prosperous to Ormsby and Nicholas Lake, NT' which now expires October 17, 2025.

●	Surubim Project – the Company indirectly holds a 100% interest in the Surubim Project located in Pará State, Brazil. The Surubim Project consists of the Rio Novo and the Surubim Properties.

During the year ended November 30, 2023, the Company continued efforts to negotiate an extension for its Rio Novo concessions under its Option Agreement with Jarbas Duarte, however, the parties were unable to reach acceptable terms and the Company provided the property vendor with a notice of termination, which is subject to acceptance by the vendor. As a result, the Company impaired exploration and evaluation assets associated with the Rio Novo concessions in the amount of $1.8 million.

●

Montes Áureos and Trinta Projects – the Company indirectly holds a 51% interest in the Montes Áureos and Trinta Projects located in Pará and Maranhão States, Brazil. The Company is in the process of applying for the mining concession for the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by ANM. There is no assurance that such applications will be approved by the ANM.

In September 2022, the ANM approved the Final Exploration report for the main exploration concession. On September 25, 2023 the Company filed a PAE (Preliminary Economic Assessment) with the ANM to obtain such concession. The Company will start the baseline studies for the Environmental License application.

The terms of the existing Joint Venture ("JV") agreement have been reviewed and the Company intends that a new company will be established to manage the JV agreement and to transfer the mineral rights from the JV partner to this new company that will be controlled and operated by GoldMining Inc. with initial 51% participation in the JV. New investments in the JV by GMI will cause dilution of the JV partner's 49% interest.

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Yarumalito Project – the Company indirectly holds a 100% interest in the Yarumalito Project located in Antioquia, Colombia. The Yarumalito Project consists of one unified concession contract with an aggregate area of 1,453 ha, which expires on March 7, 2043 and is renewable for an additional 30 years. The concession requires approved work programs to be completed and tax to be paid to keep the concession in good standing. The Company proposed a work program to be completed in 2022, however the program was granted a deferral by Antioquia's Secretary of Mines at the Antioquia Government as a result of restrictions due to the COVID-19 pandemic.  As a result of the deferral, the Company now has until April 2024 to complete a work program to advance the Yarumalito Project and submit a final exploration report.  During the fourth quarter of fiscal 2023, the Company made advances on a study to examine opportunities for resource extraction on the property as part of a submission of a final exploration report. The work program will look to increase confidence and understanding of the existing gold and copper resource outlined on the Yarumalito Project. The report required for meeting the requirements of the work program deferral, final exploration and social plan reports were submitted in January 2024.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Other Investments

Gold Royalty Corp.

As at November 30, 2023, the Company owned 21,433,125 shares of NYSE American listed, Gold Royalty Corp. ("GRC"). The shares owned by the Company had a fair value of $45.1 million (US$33.2 million) at November 30, 2023.

During the year ended November 30, 2023, the Company acquired 254,466 GRC common shares for $0.7 million including transaction costs, through open market purchases over the facilities of the NYSE American.

NevGold Corp.

As of November 30, 2023, the Company owned 16,670,250 NevGold Shares, which had a fair value of $5.3 million at November 30, 2023. Additionally, the Company owns Warrants convertible into 1,488,100 NevGold Shares at a price of $0.60 per NevGold Share until December 5, 2024. As the Company has significant influence over NevGold, it accounts for its ownership in NevGold using the equity method. See "Company Overview – Recent Developments".

U.S. GoldMining

As at November 30, 2023, the Company owned 9,878,261 U.S. GoldMining Shares and 122,490 warrants to purchase U.S. GoldMining Shares. The shares and warrants owned by the Company had a market value of $102.9 million (US$75.9 million) at November 30, 2023 based on the price of such securities on the NASDAQ.

During the year ended November 30, 2023, the Company acquired 255,770 U.S. GoldMining Shares for $3.4 million, including transaction costs, through open market purchases over the facilities of the NASDAQ.

The Company controls U.S. GoldMining and consolidates the assets of U.S. GoldMining on its Statements of Financial Position and, therefore, the market value of the securities is not reflected in the Company's consolidated financial statements.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

The following table shows the assets and liabilities of U.S. GoldMining:

November 30,
2023
(in thousands of dollars)	($)
Assets
Cash and cash equivalents	15,461
Restricted cash	118
Prepaid expenses and deposits	510
Other receivables	156
Other assets	37
Land, property and equipment	1,504
Exploration and evaluation assets	82
17,868

Liabilities
Accounts payable and accrued liabilities	420
Income taxes payable	7
Withholdings taxes payable	245
Rehabilitation provisions	416
Lease liability	184
1,272

Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations for the years ended November 30, 2023, 2022 and 2021 should be read in conjunction with its audited consolidated financial statements and related notes for the year ended November 30, 2023.

Selected Financial Information

The following tables set out selected financial information with respect to the Company's operations for each of the years ended November 30, 2023, 2022, and 2021.

(in thousands of dollars, except per share amounts)	November 30, 2023	November 30, 2022	November 30, 2021
Total assets ($)	136,878	147,329	200,155
Total non-current liabilities ($)	2,121	1,249	10,877
Net income (loss) for the year ($)	(30,449)	(13,200)	100,184
Basic income (loss) per share ($)	(0.17)	(0.09)	0.67
Diluted income (loss) per share ($)	(0.17)	(0.09)	0.66
Weighted average number of shares outstanding - basic	171,903,909	154,045,370	149,407,112
Weighted average number of shares outstanding - diluted	171,903,909	154,045,370	152,509,190

The Company has not realized any revenues in any of such financial periods and did not declare any dividends during the years ended November 30, 2023, 2022, and 2021.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Year Ended November 30, 2023, Compared to the Year Ended November 30, 2022

Selected Operating Results	U.S. GoldMining(1)			Others(2)			Consolidated
	For the year ended			For the year ended			For the year ended
	November 30,			November 30,			November 30,
(in millions of dollars)	2023 ($)	2022 ($)	Change ($)	2023 ($)	2022 ($)	Change ($)	2023 ($)	2022 ($)	Change ($)
Operating loss	13.0	2.1	10.9	12.3	11.6	0.7	25.3	13.7	11.6
Consulting fees	-	-	-	0.3	0.2	0.1	0.3	0.2	0.1
Directors' fees, salaries and benefits	0.3	0.1	0.2	1.9	1.4	0.5	2.2	1.5	0.7
Exploration expenses	6.8	0.7	6.1	1.9	2.4	(0.5)	8.7	3.1	5.6
General and administrative expenses	3.1	0.1	3.0	4.4	4.8	(0.4)	7.5	4.9	2.6
Professional fees	2.2	1.1	1.1	1.6	1.5	0.1	3.8	2.6	1.2
Share-based compensation	0.5	-	0.5	2.8	2.4	0.4	3.3	2.4	0.9
Recovery on receipt of mineral property option payments	-	-	-	(2.7)	(1.4)	(1.3)	(2.7)	(1.4)	(1.3)
Dividend income	-	-	-	(0.9)	(0.8)	(0.1)	(0.9)	(0.8)	(0.1)
Loss (gain) on modification of margin loan	-	-	-	0.4	(0.8)	1.2	0.4	(0.8)	1.2
Financing costs	-	-	-	1.3	1.7	(0.4)	1.3	1.7	(0.4)
Impairment of exploration and evaluation assets	-	-	-	1.8	-	1.8	1.8	-	1.8
Deferred income tax expense (recovery)	-	-	-	4.9	(1.2)	6.1	4.9	(1.2)	6.1
Loss on warrants of NevGold	-	-	-	0.2	-	0.2	0.2	-	0.2
Net loss	12.5	2.1	10.4	17.9	11.1	6.8	30.4	13.2	17.2

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries but not including U.S. GoldMining Inc. and US GoldMining Canada.

For the year ended November 30, 2023, the Company had an operating loss of $25.3 million, compared to an operating loss of $13.7 million for the year ended November 30, 2022. The increase in operating loss was primarily the result of greater activity in U.S. GoldMining, which had an operating loss of $13.0 million for the year ended November 30, 2023, compared to an operating loss of $2.1 million for the year ended November 30, 2022. On a consolidated basis, increases in operating losses were primarily the result of an increase in exploration expenses, general and administrative expenses, professional fees, director's fees, salaries, and benefits and share-based compensation, offset by a recovery on receipt of mineral property option payments on the Almaden Project.

General and administrative expenses were $7.5 million in the year ended November 30, 2023, compared to $4.9 million in the year ended November 30, 2022. The increase was primarily the result of higher investor communications, marketing, travel, regulatory expenses, and insurance fees associated with increased activity related to U.S. GoldMining before and after the completion of the U.S. GoldMining IPO.

Directors' fees, salaries and benefits, which includes management and personnel salaries, were $2.2 million in the year ended November 30, 2023, compared to $1.5 million in the year ended November 30, 2022. The increase was primarily due to hiring of additional staff, including the Company's VP Exploration and CEO of U.S. GoldMining and the addition of a director to the Company's board.

Exploration expenses were $8.7 million in the year ended November 30, 2023, compared to $3.1 million in the year ended November 30, 2022. The increase was primarily due to increased activity related to U.S. GoldMining's confirmatory drill program at the Whistler Project and increased exploration at the São Jorge and Yarumalito Projects, partially offset by less activity at the La Mina Project.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Exploration expenditures on a project basis for the periods indicated were as follows:

			For the period from
	For the year ended		incorporation,
	November 30,		September 9, 2009, to
	2023	2022	November 30, 2023
(in thousands of dollars)	($)	($)	($)
Whistler	6,828	704	10,418
La Mina	529	1,462	3,216
São Jorge	439	272	1,857
Yarumalito	261	52	427
Titiribi	247	267	2,349
Crucero	195	123	630
Yellowknife	91	124	1,359
Rea	70	29	367
Cachoeira	48	27	6,816
Almaden	2	53	314
Surubim	-	-	210
Other Exploration Expenses	-	2	3,419
Total	8,710	3,115	31,382

Non-cash share-based compensation expenses were $3.3 million in the year ended November 30, 2023, compared to $2.4 million in the year ended November 30, 2022. The increase was primarily the result of a higher number of the Company's options and restricted share rights vesting during the year ended November 30, 2023 and share-based compensation recorded by U.S. GoldMining, compared to the year ended November 30, 2022. Share-based compensation for the year ended November 30, 2023 includes $0.5 million recorded by U.S. GoldMining with respect to the vesting of stock options and performance based restricted U.S. GoldMining Shares compared to $0.0 million in the year ended November 30, 2022. During the year ended November 30, 2023, options were granted to employees, consultants and directors of the Company, which had a weighted average exercise price of $1.10 per GoldMining Share and were valid for a period of 5 years from their grant dates (year ended November 30, 2022: options were granted to employees and consultants of the Company, which had a weighted average exercise price of $1.61 per GoldMining Share and were valid for a period of 5 years from their grant dates).

Professional fees were $3.8 million in the year ended November 30, 2023, compared to $2.6 million in the year ended November 30, 2022. The increase was primarily the result of increased fees for legal, accounting, tax and advisory services, associated with preparations for the U.S. GoldMining IPO.

A recovery on the receipt of mineral property option payments of $2.7 million was recognized by the Company for the year ended November 30, 2023, compared to $1.4 million in the year ended November 30, 2022. The recovery resulted from the receipt of NevGold Shares as an option payment from NevGold in the amount of $2.7 million for the Almaden Project, which had a carrying value of $nil.

Dividend income was $0.9 million in the year ended November 30, 2023, compared to $0.8 million in the year ended November 30, 2022. The dividend income was comprised of quarterly cash dividends paid by GRC on December 30, 2022, April 13, 2023, and June 30, 2023. The Company participated in GRC's Dividend Reinvestment Plan beginning on June 30, 2023.

For the year ended November 30, 2023, the Company recognized a loss on modification of the Facility of $0.4 million as a result of early repayments of principal on the Facility in the amount of $9.6 million (US$7.1 million), compared to a gain on modification of the Facility of $0.8 million in the year ended November 30, 2022 as a result of amending the terms of the Facility.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Financing costs were $1.3 million in the year ended November 30, 2023, compared to $1.7 million in the year ended November 30, 2022. The decrease is due to the early repayment of the Facility and having a lower Facility balance during the year.

For the year ended November 30, 2023, the Company recognized a loss on impairment of exploration and evaluation assets for its Surubim Project in the amount of $1.8 million, compared to $nil in the year ended November 30, 2022. The Company's Surubim Project consists of the Surubim and Rio Novo concessions located in Para State, Brazil. During the year ended November 30, 2023, the Company continued efforts to negotiate an extension for its Rio Novo concessions under the Jarbas Agreement, but after failing to settle, provided the property vendor with a notice of termination, which is subject to acceptance by the vendor. As a result of the termination, the Company has impaired the carrying value associated with the Rio Novo concessions.

A deferred income tax expense of $4.9 million was recognized by the Company for the year ended November 30, 2023, compared to a deferred income tax recovery of $1.2 million for the year ended November 30, 2022. The deferred income tax expense during the year ended November 30, 2023 resulted from the recognition of a deferred tax liability upon receipt of NevGold Shares pursuant to the NevGold Option Agreement, and the remeasurement of common shares of GRC at fair value during the year ended November 30, 2023. The deferred income tax recovery during the year ended November 30, 2022 was recognized as a result of the Company's loss during the year, reducing the Company's deferred tax liability.

An unrealized loss on revaluation of long-term investments of $30.8 million was recorded by the Company in other comprehensive loss for the year ended November 30, 2023, compared to an unrealized loss of $60.9 million for the year ended November 30, 2022 as a result of a decrease in the fair value of its long-term investments. The unrealized losses during the year ended November 30, 2023 and 2022 were offset by deferred income tax recoveries of $4.2 million and $8.2 million, respectively, during these years. The long-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share prices in the market.

During the year ended November 30, 2023, the Company's net loss was $30.4 million, or $0.17 per share on a basic and diluted basis, of which net loss of $28.8 million was attributable to shareholders of the Company and a net loss of $1.7 million was attributable to non-controlling interests, compared to net loss of $13.2 million during the year ended November 30, 2022, or $0.09 per share on a basic and diluted basis.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Three Months Ended November 30, 2023, Compared to the Three Months Ended November 30, 2022

Selected Operating Results	U.S. GoldMining(1)			Others(2)			Consolidated
	For the three months ended			For the three months ended			For the three months ended
	November 30,			November 30,			November 30,
(in millions of dollars)	2023 ($)	2022 ($)	Change ($)	2023 ($)	2022 ($)	Change ($)	2023 ($)	2022 ($)	Change ($)
Operating loss	5.3	1.5	3.8	3.7	3.3	0.4	9.0	4.8	4.2
Consulting fees	-	-	-	0.1	-	0.1	0.1	-	0.1
Directors' fees, salaries and benefits	0.1	0.1	-	0.6	0.5	0.1	0.7	0.6	0.1
Exploration expenses	4.4	0.5	3.9	0.4	0.4	(0.0)	4.8	0.9	3.9
General and administrative expenses	0.6	0.1	0.5	0.9	1.4	(0.5)	1.5	1.5	-
Professional fees	0.1	0.9	(0.8)	0.7	(0.2)	0.9	0.8	0.7	0.1
Share-based compensation	0.1	-	0.1	0.8	1.0	(0.2)	0.9	1.0	(0.1)
Dividend income	-	-	-	-	(0.3)	0.3	-	(0.3)	0.3
Loss (gain) on modification of margin loan	-	-	-	-	(0.3)	0.3	-	(0.3)	0.3
Financing costs	-	-	-	-	0.5	(0.5)	-	0.5	(0.5)
Deferred income tax recovery	-	-	-	(0.3)	-	(0.3)	(0.3)	-	(0.3)
Net loss	5.0	1.5	3.5	2.6	2.9	(0.3)	7.6	4.4	3.2

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries but not including U.S. GoldMining Inc. and US GoldMining Canada.

For the three months ended November 30, 2023, the Company had an operating loss of $9.0 million, compared to an operating loss of $4.8 million for the same period of 2022. The increase in operating loss was primarily the result of greater activity in U.S. GoldMining, which had an operating loss of $5.3 million during the three months ended November 30, 2023, compared to an operating loss of $1.5 million for the same period of 2022. On a consolidated basis, increases in operating losses were primarily the result of increased exploration expenses, general and administrative expenses, share-based compensation, offset by a recovery on the grant of a mineral property option on the Almaden Project.

Exploration expenses were $4.8 million in the three months ended November 30, 2023, compared to $0.9 million in the three months ended November 30, 2022. The increase was primarily due to increases in exploration expenditures associated with U.S. GoldMining's confirmatory drill program at the Whistler Project and increased exploration at the São Jorge and Yarumalito Projects, partially offset by a decrease in expenditures on the La Mina and Yellowknife Projects.

Exploration expenditures on a project basis for the periods indicated were as follows:

	For the three months ended
	November 30, 2023	November 30, 2022
(in thousands of dollars)	($)	($)
Whistler	4,395	461
São Jorge	132	73
Titiribi	67	61
Yellowknife	57	70
Yarumalito	56	12
La Mina	53	204
Crucero	13	3
Cachoeira	4	2
Almaden	-	8
Other Exploration Expenses	5	4
Total	4,782	898

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Non-cash share-based compensation expenses were $0.9 million in the three months ended November 30, 2023, compared to $1.0 million in the three months ended November 30, 2022. The decrease was primarily the result of fewer options granted during the three months ended November 30, 2023, partially offset by share-based compensation recorded by U.S. GoldMining, compared to the three months ended November 30, 2022. Share-based compensation for the three months ended November 30, 2023 includes $0.1 million recorded by U.S. GoldMining with respect to the vesting of stock options and performance based restricted U.S. GoldMining Shares, compared to $0.0 million in the three months ended November 30, 2022. During the three months ended November 30, 2023, options were granted to employees and consultants of the Company which had a weighted average exercise price of $1.09 per GoldMining Share and were valid for a weighted average period of 5 years from their grant dates (three months ended November 30, 2022: options were granted to employees and consultants of the Company, which had a weighted average exercise price of $1.60 per GoldMining Share and were valid for a period of 5 years from their grant dates).

Professional fees were $0.8 million in the three months ended November 30, 2023, compared to $0.7 million in the three months ended November 30, 2022. The increase was primarily the result of legal fees incurred for the new ATM Program.

Dividend income was $nil in the three months ended November 30, 2023, compared to $0.3 million in the three months ended November 30, 2022. Dividend income was comprised of the quarterly cash dividends paid by GRC. On July 31, 2023, GRC announced the suspension of dividends under its dividend program.

Financing costs were $nil in the three months ended November 30, 2023, compared to $0.5 million in the three months ended November 30, 2022 as a result of the early repayment of the Facility.

For the three months ended November 30, 2023, the Company recognized a deferred income tax recovery of $0.3 million, compared to $0.0 million for the three months ended November 30, 2022. The deferred tax recovery during the three months ended November 30, 2023 resulted from the remeasurement of common shares of GRC at fair value during the three months ended November 30, 2023.

For the three months ended November 30, 2023, the Company recorded an unrealized gain on revaluation of long-term investments of $2.8 million in other comprehensive loss, compared to an unrealized gain of $2.0 million for the three months ended November 30, 2022 as a result of an increase in the fair value of its long-term investments. The unrealized gains during the three months ended November 30, 2023 and 2022 were offset by deferred income tax expense of $0.4 million and $0.3 million respectively, during these periods. The long-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share prices in the market.

During the three months ended November 30, 2023, the Company's net loss was $7.6 million, or $0.04 per share on a basic and diluted basis, of which net loss of $6.7 million was attributable to shareholders of the Company and a net loss of $1.0 million was attributable to non-controlling interests, compared to net loss of $4.4 million during the three months ended November 30, 2022, or $0.03 per share on a basic and diluted basis.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Use of Proceeds from the U.S. GoldMining IPO

The following table sets out a comparison of how U.S. GoldMining has utilized the net proceeds realized under the IPO in comparison to the estimated use of proceeds disclosed by U.S. GoldMining in its prospectus (the "IPO Prospectus"). The information therein is presented as of November 30, 2023:

	Estimated Use of Proceeds (US$)	Actual Use of Proceeds (US$)

Exploration and development activities on Whistler Project, including infill and exploration drilling, metallurgical sampling, economic studies and consultation	6,220,000	4,359,000
Permitting and Reporting	1,175,000	516,000
Repayment of current liabilities, including advance from GoldMining(1)	2,381,000	1,759,000
General and administrative expenses	3,240,000	2,376,000
Other general working capital purposes	4,284,000	980,000
Total	17,300,000	9,990,000

Notes:

(1) Before U.S. GoldMining's IPO, its liquidity needs were met through funding provided by GoldMining. Upon completion of the IPO, U.S. GoldMining utilized a portion of the proceeds to repay such advances.

Actual use of proceeds for exploration and development activities at the Whistler Project as of November 30, 2023 was $5.9 million (US$4.4 million), compared to $8.4 million (US$6.2 million) estimated as at April 19, 2023 in the IPO Prospectus. The proceeds used to date primarily relate to our confirmatory work program at the Whistler Project, which commenced in 2023. Actual use of proceeds for permitting and reporting was $0.7 million (US$0.5 million), compared to $1.6 million (US$1.2 million) estimated as at April 19, 2023 in the IPO Prospectus. The proceeds used to date primarily relate to planned permitted and reporting activities which have yet to commence. Actual use of proceeds for repayment of liabilities was $2.4 million (US$1.8 million), compared to $3.2 million (US$2.4 million) estimated as at April 19, 2023 in the IPO Prospectus. The difference was primarily related to actual IPO-related expenditures being less than initially estimated. Actual use of proceeds for general and administrative expenses was $3.2 million (US$2.4 million), compared to $4.4 million (US$3.2 million) estimated as at April 19, 2023 in the IPO Prospectus. The proceeds used to date primarily relate to actual general and administrative expenditures, and the difference is due to budgeted general and administrative expenditures for future activities, which have yet to be incurred. Actual use of proceeds for general working capital was $1.3 million (US$1.0 million) compared to $5.8 million (US$4.3 million) estimated as at April 19, 2023 in the IPO Prospectus. The proceeds used to date primarily relate to the construction of camp structures and purchase of equipment. The difference is due to budgeted future activities, which have yet to be incurred.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not receive any revenues during such periods.

For the quarter ended		Basic	Diluted
	Net loss	net loss per share	net loss per share
(in thousands of dollars, except per share amounts)	($)	($)	($)
November 30, 2023	(7,639)	(0.04)	(0.04)
August 31, 2023	(9,624)	(0.05)	(0.05)
May 31, 2023	(7,074)	(0.04)	(0.04)
February 28, 2023	(6,112)	(0.04)	(0.04)
November 30, 2022	(4,385)	(0.03)	(0.03)
August 31, 2022	(2,878)	(0.02)	(0.02)
May 31, 2022	(2,863)	(0.02)	(0.02)
February 28, 2022	(3,074)	(0.02)	(0.02)

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

The Company's fluctuations in net loss from quarter to quarter were mainly related to changes in exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters. During the three months ended November 30, 2023 and the three months ended August 31, 2023, net loss was higher as a result of U.S. GoldMining's exploration program and other activities. During the three months ended May 31, 2023, and during the three months ended February 28, 2023, net loss was higher compared to other quarters as a result of increased activities and expenses associated with preparations for the U.S. GoldMining IPO and a higher deferred tax expense, primarily associated with the Company's long-term investments. During the three months ended November 30, 2022, net loss was higher compared to other quarters as a result of increased activities and expenses associated with preparations for the U.S. GoldMining IPO and increased share-based compensation.

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated on a consolidated basis and includes the assets and liabilities of U.S. GoldMining as disclosed above under "Other Investments". Cash and cash equivalents of $15.5 million and other assets of $2.4 million held by U.S. GoldMining are solely for the operations of U.S. GoldMining and are not available for use by GoldMining or other subsidiaries of GoldMining.

	As at November 30,	As at November 30,
	2023	2022
(in thousands of dollars)	($)	($)
Cash and cash equivalents	21,589	8,325
Working capital (deficit)	21,383	(1,791)
Long-term investments	45,080	77,839
Total assets	136,878	147,329
Total current liabilities	2,344	10,989
Accounts payable and accrued liabilities	1,757	1,721
Total non-current liabilities	2,344	1,249
Shareholders' equity	129,243	135,091
Non-controlling interests	3,170	-

Capital resources of the Company consist primarily of cash, liquid short-term investments, long-term investments and shares held in NevGold, which are accounted for as an investment in associate. As of November 30, 2023, the Company had cash and cash equivalents totalling $21.6 million compared to $8.3 million at November 30, 2022, and $2.1 million in other current assets compared to $0.9 million at November 30, 2022. This includes cash and cash equivalents held by U.S. GoldMining of $15.5 million compared to $0.1 million at November 30, 2022, and $2.4 million in other current assets held by U.S. GoldMining compared to $0.2 million at November 30, 2022.

The increase in cash and cash equivalents was primarily the result of cash proceeds from the ATM Program during the year ended November 30, 2023 and net proceeds from the U.S. GoldMining IPO. As of November 30, 2023 the Company had long-term investments of $45.1 million compared to $77.8 million as at November 30, 2022, and held NevGold Shares with a fair value of $5.3 million as at November 30, 2023 compared to $2.3 million as at November 30, 2022. The decrease in the value of long-term investments was primarily the result of a decrease in the market price of GRC shares held by the Company. The decrease in the fair value of NevGold Shares was the result of a decrease in the market price of NevGold Shares held by the Company.

The Company had a margin loan payable of $nil as of November 30, 2023, compared to $8.8 million at November 30, 2022. The decrease was the result of full repayment of all amounts owing under the Facility during the year ended November 30, 2023. The Company had accounts payable and accrued liabilities of $1.8 million as of November 30, 2023, compared to $1.7 million at November 30, 2022. As of November 30, 2023, the Company had working capital (current assets less current liabilities) of $21.4 million compared to a working capital deficit of $1.8 million at November 30, 2022. As of November 30, 2023, U.S. GoldMining had working capital of $15.6 million.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

In addition to planned work programs described under "Update on Material Properties", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to certain ongoing agreements that require additional payments by the Company and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, licence application and extension fees and camp maintenance costs. Additional work on projects identified as part of the Strategic Review Process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, including additional equity and/or debt financing. There can be no assurance that such additional financing will be available on acceptable terms or at all.

The Company believes that its cash on hand, holdings of publicly traded securities and its ATM Program will provide sufficient capital resources to meet the Company's obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and/or short-term or long-term loans and debt financings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all. Refer to "Liquidity Risk" below.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at November 30, 2023, including payments due for each of the next five years and thereafter.

Contractual Obligations	Payments Due by Period
(in thousands of dollars)	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Office and Storage Leases	1,040	327	371	342	-
Land Access Agreement	1	1	-	-	-
Mineral Rights Agreement - Boa Vista Project(1)	887	887	-	-	-
Total Contractual Obligations	1,928	1,215	371	342	-
(1)

Payment is converted from R$3.22 million to C$0.89 million using the period end exchange rate of R$3.6284/C$1. In December 2023 the Company paid R$0.22 million ($0.06 million) towards the amended agreement.

General and Administrative

The Company is currently renting or leasing various offices and storage facilities located in Canada, USA, Brazil, Colombia and Peru with total contractual payments of $1.0 million. These facilities include U.S. GoldMining.

Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands that holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3.62 million in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$0.40 million in May 2019 to the counterparty and a further R$3.22 million ($0.89 million) was due in December 2022.

In December 2023, the parties signed an amendment to the existing mineral rights acquisition agreement (the "Amended Agreement"). Under the new terms, GT will maintain the option to acquire 100% of the Boa Vista Project mineral rights by paying R$0.22 million ($0.06 million) in December 2023 (completed). The due date to pay the remaining balance of R$3.0 million ($0.83 million) (the "Final Payment") is now June 30, 2024. GT can extend the option to make the Final Payment for an additional year on an annual basis by paying a fixed rate of 7% of the remaining balance on or before June 30 of each year. A bonus payment of US$1,500,000 has been included in the Amended Agreement if GT defines NI 43-101 compliant proven and probable gold reserves in excess of three million gold ounces. The bonus payment will be due within 30 days of the commencement of mine production, which is defined as three consecutive months of extracting and selling 50,000 ounces of gold per month. If GT fails to make such payments, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Surubim Project

Altoro Agreement – Surubim Property

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Gold-Copper Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. In December 2023, the Company received the fully executed resolution from the mining authority approving the integration of both concession contracts into one single concession. Surface rights over a portion of the La Garrucha concession contract are subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020 and September 27, 2022, the Company can acquire surface rights over a portion of the La Garrucha concession by making the following remaining committed payments:

●	US$0.16 million in December 2023 (completed).
●	US$0.16 million in May 2024.

Whistler Project

In June 2023, U.S. GoldMining entered into an agreement with a technical consultant for the management of an exploration program for the Whistler Project. The agreement included an approved work order totaling $7.1 million (US$5.3 million), for the period of June 1, 2023 to February 29, 2024, which may be paused, postponed or terminated by either party with 30 days written notice. As at November 30, 2023, U.S. GoldMining has paid the technical consultant $6.8 million (US$5.1 million) towards the approved work order.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended November 30, 2023, was $21.8 million, compared to $11.0 million during the year ended November 30, 2022. Significant operating expenditures during the current year included general and administrative expenses, directors' fees, salaries and benefits, professional fees and exploration expenditures. The increase of net cash used in operating activities is primarily due to the Company's increase in general and administrative expenses, exploration expenditures, and professional fees, which includes increased costs associated with the U.S. GoldMining IPO.

Investing Activities

Net cash used in investing activities during the year ended November 30, 2023 was $3.8 million, compared to $6.4 million during the year ended November 30, 2022. Net cash used in investing activities during the year ended November 30, 2023 was primarily related to investment in NevGold Shares in the amount of $1.3 million compared to $1.0 million during the year ended November 30, 2022, investment in GRC shares in the amount of $0.6 million compared to $5.2 million during the year ended November 30, 2022, construction of camp structures of $1.2 million compared to $nil during the year ended November 30, 2022, and investments in exploration and evaluation assets as option payments of $0.4 million were made for the La Garrucha concession compared to $nil during the year ended November 30, 2022.

Financing Activities

Net cash provided by financing activities during the year ended November 30, 2023, was $39.0 million, compared to $13.9 million during the year ended November 30, 2022. Net cash provided by financing activities was primarily related to net cash proceeds received from the Company's ATM Program during the year ended November 30, 2023 in the amount of $22.2 million compared to $18.0 million during the year ended November 30, 2022, net proceeds received from the U.S. GoldMining IPO of $24.1 million compared to $nil during the year ended November 30, 2022, open market purchases of U.S. GoldMining Shares of $3.4 million compared to $nil during the year ended November 30, 2022, proceeds received from U.S. GoldMining warrant exercises of $4.5 million compared to $nil during the year ended November 30, 2022, exercise of options during the year ended November 30, 2023 in the amount of $2.2 million compared to $1.1 million during the year ended November 30, 2022, interest paid on the margin loan of $0.9 million compared to $1.1 million during the year ended November 30, 2022, and a principal repayment of margin loan in the amount of $9.6 million compared to $3.7 million during the year ended November 30, 2022.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future affect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the year ended November 30, 2023, the Company incurred related party transactions of

●

$0.3 million compared to $0.1 million for the year ended November 30, 2022 in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of one of the Company's Co-Chairmen. As at November 30, 2023, prepaid expenses includes $0.2 million (November 30, 2022: $nil) in service fees paid to Blender Media.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2023, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the year ended November 30, 2023:

	For the year ended
	November 30,
	2023	2022
(in thousands of dollars)	($)	($)
Management fees	280	265
Director and officer fees	564	562
Share-based compensation	1,719	1,219
Total	2,563	2,046

As at November 30, 2023, $0.2 million was payable to key management personnel for services provided to the Company (November 30, 2022: $0.2 million). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO").

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date. As at November 30, 2023, the Company concluded no impairment indicators exist for any of its exploration and evaluation assets, except for its Rio Novo concessions (Surubim Project), which were written down to $nil during the year ended November 30, 2023.

Changes in, and Initial Adoption of, Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year, except as follows:

Restricted cash

Restricted cash includes cash that has been pledged for credit facilities which are not available for immediate disbursement.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, restricted cash, other receivables, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's short-term investments and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments. The fair value of warrants to purchase NevGold Shares were initially determined on a residual basis and subsequently measured using the Black-Scholes valuation model. The significant inputs used are readily available in public markets and therefore have been classified as level 2. Inputs used in the Black-Scholes model for the valuation of the warrants include risk-free interest rate, volatility, and dividend yield.

Financial Risk Management Objectives and Policies

The financial risks arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at November 30,	As at November 30,
	2023	2022
(in thousands of dollars)	($)	($)
Assets
United States Dollar	60,652	80,053
Brazilian Real	30	44
Colombian Peso	546	392
Total	61,228	80,489

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States dollars and total $0.6 million.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

The impact of a Canadian dollar change against the United States dollar on the investment in GRC by 10% at November 30, 2023 would have an impact, net of tax, of approximately $3.9 million on other comprehensive loss for the year ended November 30, 2023. The impact of a Canadian dollar change against the United States dollar on the Company's other financial instruments based on balances at November 30, 2023 would have an impact of $1.6 million on net loss for the year ended November 30, 2023.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and cash equivalents, restricted cash, term deposits and lease liabilities, which bear interest at fixed rates. The interest rate risks on the Company's cash and cash equivalents, restricted cash, term deposits and lease liabilities are minimal. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance with Schedule I chartered banks in Canada and their United States affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors its financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at November 30, 2023, the Company has working capital (current assets less current liabilities) of $21.4 million.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and withholding taxes payable are expected to be realized or settled within a one-year period. U.S. GoldMining's cash and cash equivalents and restricted cash of $15.6 million and other assets of $2.3 million are not available for use by GoldMining or other subsidiaries of GoldMining.

The Company has current cash and cash equivalent balances, access to its ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal. The Company owns 9.88 million shares and 0.12 million warrants of NASDAQ-listed U.S. GoldMining (closing share and warrant trading prices as of November 30, 2023 of US$7.65 and US$2.70, respectively, with a fair value of $102.9 million (US$75.9 million)), 21.43 million shares of NYSE-listed GRC. (closing share price as of November 30, 2023 of US$1.55 reflects a fair value of $45.1 million (US$33.2 million)), 16.67 million NevGold Shares (fair value of $5.3 million) and received dividends of $0.9 million from GRC during the year ended November 30, 2023. GoldMining believes that its cash on hand, ability to enter into future borrowings collateralized by the U.S. GoldMining, GRC and NevGold Shares and access to its ATM Program will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at November 30, 2023, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $3.9 million on other comprehensive loss for the year ended November 30, 2023.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Outstanding Share Data

As of the date hereof, the Company has 183,840,478 GoldMining Shares outstanding. In addition, the following options and restricted share rights outstanding are summarized below.

Share Options

The outstanding share options to purchase GoldMining Shares as of the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
April 10, 2024	0.94	5,000
June 25, 2024	0.96	25,000
August 7, 2024	1.05	1,821,750
November 25, 2024	1.05	230,250
July 8, 2025	2.28	50,000
August 1, 2025	2.22	150,000
August 31, 2025	3.38	50,000
September 24, 2025	2.86	200,000
November 19, 2025	2.88	1,515,000
August 25, 2026	1.52	100,000
November 11, 2026	1.83	2,498,750
November 24, 2026	1.84	140,000
December 7, 2026	1.57	25,000
January 17, 2027	1.98	18,945
January 18, 2027	2.01	50,000
April 7, 2027	2.07	100,000
June 20, 2027	1.46	25,000
July 7, 2027	1.17	25,000
July 15, 2027	1.18	75,000
October 24, 2027	1.18	5,000
November 24, 2027	1.60	4,083,000
May 8, 2028	1.45	50,000
May 24, 2028	1.34	75,000
October 3, 2028	1.09	50,000
November 4, 2028	1.09	3,525,000
December 1, 2028	1.22	120,000
December 1, 2028	1.22	120,000
January 16, 2029	1.14	50,000
		15,182,695

Each option entitles the holder thereof to purchase one GoldMining Share.

Restricted Share Rights

As of the date of this MD&A, there are 366,530 restricted share rights outstanding, which are convertible into 366,530 GoldMining Shares in accordance with their terms.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2023

Management's Report on Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this MD&A, management of the Company, with the participation of the CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian National Instrument 52–109 ("NI 52–109"). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of November 30, 2023, the disclosure controls and procedures (as defined in NI 52-109) were effective to provide reasonable assurance that information required to be disclosed in the Company's annual and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") as such term is defined in Canada under NI 52-109.  The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR include policies and procedures that:

●	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
●	provide reasonable assurance that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Directors; and
●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The Company uses the 2013 Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its ICFR. Management performed an evaluation of the Company's ICFR and concluded that, as at November 30, 2023, ICFR were designed and operating effectively so as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Limitations on Controls and Procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Risk Factors

A discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR+ at www.sedarplus.ca.

Additional Information

Additional information regarding the Company, including the Company's AIF, are available under the Company's profile at www.sedarplus.ca.